Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

NAB 2006 Booth SL 2927	Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

OPTIBASE FEATURES INNOVATIVE, HIGH QUALITY IPTV AND DIGITAL VIDEO SOLUTIONS AT NAB2006

        HERZLIYA, Israel, April 18, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that it will attend the National Association of Broadcasters show (NAB), taking place April 24-27, 2006 in Las Vegas. The company will demonstrate its innovative, high quality IPTV and digital video solutions, including a demo of MPEG-4 AVC (H.264) High Definition and interoperability with multiple set-top boxes. Optibase’s flexible model design provides customers with future-proof IPTV solutions to meet the evolving requirements of Telcos and service providers.

        Visitors to the Optibase booth (SL 2927) will see the following demonstrations:

—	MPEG-4 AVC High Definition – Optibase will demonstrate live encoding of MPEG-4 AVC High Definition (HD) resolution technology, providing efficient HD bandwidth utilization without compromising video quality and with no requirement for infrastructure upgrades. MPEG-4 AVC HD is currently the only format that enables Telcos to provide high definition channels to DSL subscribers.

—	Interoperability with multiple set-top boxes – Optibase will show the interoperability of its digital video encoding solutions with STBs from developers Amino, Celrun, CMS, Motorola/Kreatel, Sentivision, SetaBox, Softier , Tilgin and UT starcom. Interoperability enables Telcos to deploy advanced MPEG-4 AVC IPTV services flexibly, with the option to choose the STB most suited to their needs

        “When deploying triple play services in an IPTV network, carriers need a competitive edge. They need solutions that promise reliability, availability, flexibility and quality of service,” said Lior Fite, vice president, marketing at Optibase. “As a pioneer in professional encoding, decoding and streaming, we provide high-quality, high-reliability IPTV head-end solutions that make the difference. Now at NAB, we are pleased to present our support of new emerging technologies that keep our customers at the forefront of high quality digital video.”

        In addition to the demonstrations above, Optibase will announce and demonstrate a customized professional digital video ingest system jointly developed with media asset management company Venaca. The integrated digital video solution works as part of a digital asset management system to enable top quality video capture, Edit Decision List creation, annotation archive retrieval, editing and asset management. The solution, which has been deployed by Lifetime Entertainment Services for the networks’ transition from tape into a file based environment, can be seen in the Venaca booth (SL 1603) at NAB.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.